

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

> **Re:** **Uranium Energy Corp.**
> **Form 10-KSB/A for the Transition Period Ended July 31, 2007**
> **Form 10-QSB/A for the Fiscal Quarter Ended October 31, 2007**
> **Form 10-QSB/A for the Fiscal Quarter Ended January 31, 2008**
> **Response Letter Dated June 9, 2008**
> **File No. 1-33706**

Dear Mr. Obara:

　　We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A3 for the Transition Period from January 1, 2007 to July 31, 2007

Note 5 – Mineral Exploration Properties, page 74

Goliad Property, page 74

1.　　We have read your response to prior comment 5(c), explaining that you valued shares issued under your option arrangement subsequent to becoming listed on the OTCBB using the weighted average closing price over a four-day period, two days before and two days after each issuance, following the guidance in SFAS 141 and EITF 99-12 that is applicable to business combinations.

Based on the description of assets covered by your option arrangement, it is unclear how you determined that you were acquiring a business. Please tell us how you arrived at this conclusion, following the guidance in EITF 98-3 and Rule 11-01(b) of Regulation S-X.

If you acquired assets rather than a business, the appropriate guidance to follow in accounting for these transactions would be SFAS 123(R) and EITF 96-18, requiring that you value incremental issuances on the earlier of the date of the performance commitment (i.e. the date performance is probable due to a significantly large disincentive for nonperformance), or the date performance is complete.

We understand that you secured rights under the option at the outset, and effectively extend these rights upon making each scheduled payment for the interval up to the next scheduled payment, until exercise is deemed to occur upon making the final payment. Under these circumstances, and where the arrangement does not constitute a business acquisition, it appears you would need to use the quoted market price of your stock on the various dates of issuance, rather than a range of dates spanning each date of issuance.

If you believe that no further adjustment is required because this approach would not result in a materially different valuation, please submit your analysis for review.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief